PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046-1173 713.626.1919 www.invesco.com

December 12, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re:

AIM Counselor Series Trust (Invesco Counselor Series Trust) CIK No. 0001112996; AIM Equity Funds (Invesco Equity Funds) CIK No. 0000105377; AIM Growth Series (Invesco Growth Series) CIK No. 0000202032; AIM International Mutual Funds (Invesco International Mutual Funds) CIK No. 0000880859; AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds) CIK No. 0000909466; AIM Sector Funds (Invesco Sector Funds) CIK No. 0000725781; AIM Investment Securities Funds (Invesco Investment Securities Funds) CIK No. 0000842790; AIM Variable Insurance Funds (Invesco Variable Insurance Funds) CIK No. 0000896435; AIM Investment Funds (Invesco Investment Funds) CIK 0000826644; Short-Term Investments Trust CIK No. 0000205007

Dear Ms. Hahn:

On November 2, 2018, pursuant to the provisions of the Securities Act of 1933, as amended (“1933 Act”), and Rule 485(a)(2) promulgated thereunder, and the Investment Company Act of 1940, as amended (“1940 Act”), the above named registrants (the “Registrants”) filed an amendment to each Registrant’s registration statement on Form N-1A (the “Amendments”). The Amendments were filed in order to register new series of the Registrants (the “New Funds”) as part of Invesco Ltd.’s proposed acquisition of OppenheimerFunds, Inc. and its subsidiaries.

The New Funds, except those New Funds in Short-Term Investments Trust and AIM Variable Insurance Funds (Invesco Variable Insurance Funds), intend to offer both retail (Class A, Invesco Cash Reserve, C, Y and R) share classes as well as institutional (Class R5 and R6) share classes, as applicable, and the Amendments include separate prospectuses for the retail share classes and institutional share classes of each New Fund. The Registrants hereby represent that the portions of each New Fund’s retail and institutional class prospectuses related to Items 1 through 9 of Form N-1A are the same, except for certain share-class specific disclosure, including those share-class specific disclosures in the Fees and Expenses of the Fund, Purchase and Sale of Fund Shares, Tax Information, and Payments to Broker Dealers and Other Financial Intermediaries sections of the prospectuses. All other Item 1 through 9 disclosures, including the investment objectives, principal investment strategies, principal risks and portfolio management sections, are the same in each New Fund’s retail and institutional class prospectuses.

Likewise, the New Fund in Short-Term Investments Trust intends to offer Institutional and Private Investment Class and each New Fund in AIM Variable Insurance Funds (Invesco Variable Insurance Funds) intends to offer Series I and Series II shares. The Registrants hereby represent that the portions of each of these New Fund’s Institutional and Private Investment class or Series I and Series II shares prospectuses, as applicable, related to Items 1 through 9 of Form N-1A are the same, except for certain share-class specific disclosure, including those share class specific disclosures in the Fees and Expenses of the Fund, Purchase and Sale of Fund Shares, and Payments to Insurance Companies (with respect to AIM Variable Insurance Funds (Invesco Variable Insurance Funds)) sections of the prospectuses. All other Item 1 through 9 disclosures, including the investment objectives, principal investment strategies, principal risks and portfolio management sections, are the same in each New Fund’s Institutional and Private Investment Class or Series I and Series II shares prospectuses, as applicable.

Should you have any questions regarding this correspondence, please contact me at (713) 214-7888.

Very truly yours,

/s/ Peter Davidson
Peter Davidson
Assistant General Counsel

cc:	Jaea Hahn